EXHIBIT (a)(10)

                                                      For Release: July 9, 1997
                                                          CONTACT: GINGER SMITH
                                                                 (704) 329-4018

                     COMPASS GROUP EXTENDS DAKA TENDER OFFER
                         AND SETS PROPOSED CLOSING DATE

         JULY 9, 1997 (CHARLOTTE, NC) . . . Compass Group PLC announced today that Compass Holdings, Inc., a wholly owned subsidiary of Compass Group, is extending its offer to purchase all outstanding shares of common stock of DAKA International, Inc. (Nasdaq National Market: DKAI) for $7.50 per share in cash until midnight, New York City time, on July 14, 1997. The terms of the extended offer are identical to the terms of the original offer announced on May 29, 1997.

         Compass Group also noted that DAKA International has announced that DAKA International has moved the record date for the distribution of shares of Unique Casual Restaurants, Inc. ("UCRI"), a recently formed corporation that will operate the restaurant business of DAKA International, from July 8, 1997 to July 11, 1997. As previously announced, immediately prior to the consummation of Compass Holdings' tender offer, one share of common stock of UCRI is to be distributed for each DAKA International share.

         The tender offer has been extended to allow UCRI to complete the registration under the Securities Exchange Act of 1934 of its common stock, which is a condition to the tender offer. Compass Group currently expects that the tender offer will not be extended beyond July 14, 1997, although it is possible that another extension could occur if all of the conditions of the offer are not then satisfied. If all of the conditions of the offer are satisfied when the offer period expires on July 14, 1997, Compass Group expects that The Bank of New York, the Depositary for the offer, will begin making payment on Thursday, July 17, 1997 for all DAKA International shares that have been validly tendered.

         As of 5:00 p.m., New York City time, on July 9, 1997, approximately 9,816,349 shares of DAKA International common stock, representing approximately 88% of the shares then outstanding, had been validly tendered.

         For more information contact Ginger Smith, Director of Marketing and Communications, Compass Group, USA Division at (704) 329-4018 or Ron Morley, Compass Group PLC at (011) 44-193-257-3005.



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